STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trustee executed the following Certificate of Amendment:

1.	Name of Statutory Trust: Total Income+Mortgage Fund

2.	The Certificate of Amendment to the Certificate of Trust is hereby amended as follows:

The Certificate of Trust is amended by striking therefrom Article First in its entirety and by adding a new Article First to read in full as follows:

FIRST:	The name of the statutory trust is Bluerock Institutional Mortgage Income Fund.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Trust on the 2nd day of February, 2018.

/s/ R. Ramin Kamfar
R. Ramin Kamfar, Trustee